Exhibit 99.1

May 29, 2014

Press release

Turquoise Hill appoints new Chief Financial Officer

VANCOUVER, CANADA – Turquoise Hill Resources today announced the appointment of Steeve Thibeault as Chief Financial Officer effective June 1, 2014. Mr. Thibeault will replace Chris Bateman, who will be leaving the company to pursue other opportunities. Mr. Bateman and Mr. Thibeault are working together to ensure a smooth transition.

Kay Priestly, Turquoise Hill Chief Executive Officer, said, “Since his appointment in May 2012, Chris has successfully led Turquoise Hill’s financial strategy. I want to thank Chris for his leadership and significant contributions during his tenure as Chief Financial Officer.

“Steeve is an accomplished financial leader in the mining sector and he brings a wealth of experience to Turquoise Hill. He will make a strong addition to our management team and I look forward to his contribution.”

Mr. Thibeault brings more than 30 years of extensive financial and corporate experience to Turquoise Hill. Most recently, he was Chief Financial Officer of Australian Stock Exchange-listed Energy Resources of Australia. Prior to that role, Mr. Thibeault held various mining and manufacturing roles with Rio Tinto Alcan and Alcan Aluminium Limited.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755

www.turquoisehill.com